

July 23, 2015

Via e-mail
Jon C. Biro
Senior Vice President and Chief Financial Officer
Exterran Holdings, Inc.
4444 Brittmoore Road
Houston, Texas 77041

> **Re:** **Exterran Corporation**
> **Amendment No. 3 to Form 10-12B**
> **Filed July 9, 2015**
> **Response dated July 17, 2015**
> **File No. 001-36875**

Dear Mr. Biro:

We have reviewed your filing and have the following comments.

Exhibit 2.1

1. Please revise to include a statement that you will furnish supplementally a copy of the schedules and exhibits that you have omitted from your Separation and Distribution Agreement to the Commission upon request. Please refer to Item 601(b)(2).

Exhibit 99.1 – Information Statement

Cash Incentive Compensation, page 113

2. You state here that prior to or in connection with the distribution your employees will cease to participate in the current cash incentive program. You state in Section 8.1(b) of Exhibit 10.2 that you will be assume or retain responsibility for payments relating to amounts that Exterran employees earned under Archrock benefit plans providing cash incentive compensation. Please revise to clarify your assumption of responsibility for payments to these employees.

Unaudited Pro Forma Condensed Combined Financial Statements, page 64

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 68

3. It appears that your pro forma deferred income tax adjustments may pertain to both gross deferred tax assets and the valuation allowance. Please revise your discussion of adjustment B to more fully describe the nature of adjustments made, how the amount of the adjustments were determined, and separately quantify the pro forma adjustments, if any, made to the valuation allowance as of March 31, 2015.

4. Please revise your discussion of pro forma adjustment F to explain how you determined the amount the adjustments related to the supply and services agreements, including any assumptions involved. Please tell us how you determined that both the revenue and cost of sales portion of pro forma adjustments were directly attributable to the transaction and factually supportable. Please refer to Rule 11-02(b)(6) of Regulation S-X.

Supplemental Response Dated July 17, 2015

Questions and Answers about the Spin-Off, page 1

5. Please revise to include a discussion of the $712.8 million in cash that you will be transferring to Exterran Holdings. Please include corresponding disclosure in the Recent Developments portion of your Summary on page 12.

6. Please be advised that we are continuing to review your proposed revisions and may have additional comments regarding your disclosure after you file it with Amendment 4.

You may contact Mindy Hooker at (202)551-3732 or Lisa Etheredge at (202)551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

CC: Ryan Maierson (*via e-mail*)
Latham & Watkins LLP